December 4, 2018

Allan L. Waters
Chief Executive Officer
Sirius International Insurance Group, Ltd.
14 Wesley Street
Hamilton HM 11, Bermuda

       Re: Sirius International Insurance Group, Ltd.
           Registration Statement on Form S-1
           Filed November 30, 2018
           File No. 333-228646

Dear Mr. Waters:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Lindsey A. Smith - Sidley Austin LLP